UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 1 for the Month of May, 2004

ADB Systems International Ltd.

(Exact name of Registrant)

6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ADB SYSTEMS INTERNATIONAL LTD.

On May 12, 2004, ADB Systems International Ltd. (“ADB” or the “Company”) announced its financial results for the first quarter ended March 31, 2004.  Full financial tables are attached to this Form 6-K as Exhibit 1.  All figures below are in Canadian dollars.  As at March 31, 2004, the exchange rate was CDN $1.31 to US $1.00.

ADB reported revenues of $1.18 million in the first quarter.  This compares to $1.49 million achieved in the fourth quarter of 2003 and $1.26 million for the same period of 2003.  Revenue was comprised of software license sales, service fees for software implementation, application hosting, maintenance, support and training, and transaction fees from on-line activities performed for customers.

ADB recorded a net loss for the period of $1.39 million or $0.02 per basic share.  This compares to a net loss in the fourth quarter of 2003 of $1 million or $0.02 per basic share and $1.76 million or $0.03 per basic share in the same period of 2003.

Consistent with previous guidance, ADB’s operating activities generated cash inflows of $291,000 in the quarter.  This compares to cash outflows of $629,000 for the same period in 2003.  This marks the first quarter that ADB has realized positive cash flow from operations in its history.

As at March 31, 2004, ADB held cash and marketable securities of $731,000, an increase of 64 percent over Q4 2003 totals.

ADB also announced that it has entered into a financing agreement scheduled to close on or before May 14, 2004.  Under the terms of the agreement, ADB will receive $500,000 through the issuance of convertible interest bearing secured notes to a group of private investors.  The private investors will be able to convert their notes at anytime during the three-year term into units priced at $0.31 with each unit consisting of one common share and one-half warrant.  Each full warrant may be exercised into one common share for a term of three years at the exercise price of $0.50 each.  Automatic conversion of the notes will occur if ADB’s share price closes at or above $0.70 on the TSX for five consecutive trading days following a four-month hold period.  ADB will pay noteholders seven percent interest per annum for unconverted notes over the three-year term.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations.  These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that ADB’s plans will be achieved.

The Company hereby incorporates by reference this Form 6-K and Exhibit 1 into its Registration Statement on Form F-3 (File No. 333-40888) and into the prospectus contained therein.  The Company does not incorporate by reference Exhibit 2 into its Registration Statement on Form F-3 and the prospectus contained therein.

Exhibits

Exhibit 1 – First Quarter Financial Data

Exhibit 2 – Press Release dated May 12, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: May 14, 2004	By:	/S/ JEFFREY LYMBURNER
Name: Jeffrey Lymburner
Title: Chief Executive Officer